CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

August 19, 2014

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 6, 2014

Form 10-Q for the periods ended June 30, 2014

Filed August 5, 2014

File No. 000-19289

Ladies and Gentlemen:

On behalf of State Auto Financial Corporation (the “Company”), I acknowledge receipt of the August 18, 2014 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Steven E. English, Chief Financial Officer of the Company (the “August 18 Correspondence”), relating to the subject filings and confirm that the Company will provide a written response to the August 18 Correspondence on or before September 16, 2014.

Sincerely,

/s/ James A. Yano
James A. Yano
Vice President and General Counsel